FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of December 2008	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

COCA-COLA FEMSA ANNOUNCEMENT

Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA exchanges talent within the organization.

Mexico City, Mexico. December 18, 2008 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”), the largest Coca-Cola bottler in Latin America and the second largest Coca-Cola bottler in the world in terms of volume, announced today that it will make the following appointments effective January 1st, 2009:

John Santa Maria Otazua, who is currently in charge of our Mexico Division, will become the new head of Strategic Planning and Commercial Development. John has played a key role in the Division’s success since he assumed the responsibility of the Mexican operation. His leadership and business-oriented vision enabled the successful and profitable growth and development of new beverage categories. His broad operational experience will play a very important role in our continued efforts to define new business models and to capitalize on growth and value creation opportunities.

Ernesto Silva Almaguer, who is presently in charge of our Mercosur Division, will become the new head of our Mexico Division. In recent years, our Mercosur Division has achieved an important growth and transformation, continuously developing new lines of business and beverage categories. Ernesto’s considerable experience will help us face the challenges of the Mexico Division, seizing the full potential of our ample beverage portfolio in our largest market.

Miguel Angel Peirano, until recently the Director of FEMSA Cerveza Brazil, will become the new head of our Mercosur Division. As the Director of FEMSA Cerveza Brazil, Miguel Angel was responsible for the transformation of FEMSA’s beer business in that country. Among his prior responsibilities, Miguel Angel was the head of the Coca-Cola FEMSA operation in Argentina. In Argentina and Brazil, he successfully implemented new business models and, thus, strengthened our product portfolio. His ample experience in both markets will ensure the continued success of our Mercosur Division.

Tanya Avellan Pinoargote, who is currently in charge of Strategic Planning and Commercial Development, will become the new head of our Central America region, reporting to the head of our Latincentro Division, Rafael Suarez Olaguibel. Tanya’s active involvement in several important strategic projects, including the definition of new operating models for Coca-Cola FEMSA, will certainly contribute to the development of the region.

“The exchange of talent among our main operations provides our organization, our clients and our consumers with a valuable opportunity to capitalize on our shared knowledge, best operating practices and company values, taking on the future with creativity and innovation” said Carlos Salazar Lomelin, Chief Operating Officer of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig Knebush
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date:December 19, 2008	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer